# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ANFIELD ENERGY INC., CIK 0001519469
CUSIP: 03464C205
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 4390 GRANGE STREET #2005, BURNABY, British Columbia Canada (A1), V5H 1P6
Date of event which requires filing of this statement: 09/17/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001334933

## Reporting persons
- URANIUM ENERGY CORP: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); sole voting power 6,262,516; shared voting power 0; sole dispositive power 6,262,516; shared dispositive power 0; aggregate amount beneficially owned 6,262,516 (37% of the class)
  Comment: (1) The figures in Items 5, 7, and 9 include 1,283,639 Common Shares, no par value ("Common Shares") of Anfield Energy Inc. (the "Issuer") that may be acquired by the Reporting Person within 60 days pursuant to warrants held by the Uranium Energy Corp. (the "Reporting Person").
  
  (2) The figure in Item 11 is based upon 16,930,171 Common Shares of the Issuer outstanding, which includes (i) 15,646,532 Common Shares of the Issuer outstanding as of September 9, 2025, as disclosed in Amendment No. 2 to the Form 20-F filed by the Issuer with the U.S. Securities and Exchange Commission on September 11, 2025, and (ii) 1,283,639 Common Shares of the Issuer that may be acquired by the Reporting Person within 60 days pursuant to warrants held by the Reporting Person.

## Item 1. Issuer
Name of issuer: ANFIELD ENERGY INC.
Address of issuer's principal executive offices: 4390 GRANGE STREET #2005, BURNABY, BRITISH COLUMBIA, CANADA, V5H 1P6.

## Item 2. Person Filing
Name of person filing: Uranium Energy Corp.
Address of principal business office or, if none, residence: 1830 - 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2
Citizenship: See Item 4 on the cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page hereto.
Percent of class: See Item 11 on the cover page hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page hereto
Shared power to vote or to direct the vote: See Item 6 on the cover page hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- URANIUM ENERGY CORP: /s/ Josephine Man, Josephine Man, Chief Financial Officer (10/03/2025)